恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2007 AUG 27 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HI/05105

3rd July, 2007

07026269

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement – Retirement of Director

We enclose for your information a copy of the Company's announcement on 30th June, 2007 in relation to the subject matter, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Encl.

TL/pm

dlw 8/28

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

South China Morning Post
Published on 3rd July, 2007

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that Mr. Lau Chi Keung resigned as Executive Director of the Company on 30th June, 2007 upon his retirement after many years of faithful service to the Company.

Mr. Lau has confirmed that he has no disagreement with the Board and is not aware of any matters that need to be brought to the attention of the shareholders of the Company in relation to his retirement.

The Board would like to express its gratitude to Mr. Lau for his support, devotion and invaluable contribution to the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 30th June, 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.hld.com/eng/finan/index.htm.

END